Exhibit 3

Maximizing

The Value of Assets

First Quarter 2005 Report

PROFILE

ADB Systems International Ltd. (“ADB”) delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC, a joint venture launched with GE CEF.

ADB is headquartered in Mississauga (Canada) and maintains offices in Stavanger (Norway), Tampa (U.S.A.), Dublin (Ireland), and London (U.K.).  The Company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

For more information, please visit www.adbsys.com.

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LETTER TO SHAREHOLDERS

Dear Shareholders,

Our first quarter of 2005 was among the most active ever for ADB.  We added to our roster of customers, entered into a financing arrangement, expanded our relationships with a number of key customers, expanded our GE joint venture sales pipeline, and increased our revenues.

Financial Results

In the first quarter, we reported revenues of $1.54 million, an increase of more than 30 percent when compared to the $1.18 million generated in the first quarter of 2004.  In the fourth quarter of 2004, we generated revenues of $1.53 million.

We recorded a net loss for the period of $736,000 or $0.01 per basic share.  This compares to a net loss of $1.39 million or $0.02 per basic share in Q1 of 2004, an improvement of 46 percent, and a net loss of $773,000 or $0.01 per basic share in Q4 of 2004.

We also generated $415,000 of positive cash flow from operations in the first quarter based on customer activities, cost-containment measures and the seasonal influx of customer support fees.  This was consistent with the guidance we provided on April 13, 2005.

At the end of the quarter, we held cash and marketable securities of $1.42 million.

Operating Highlights

In addition to our financial performance, we experienced a number of operational and customer-related accomplishments in the first quarter.

Most notably, we entered into a customer agreement with Mesta AS, Norway’s road construction company, providing a comprehensive electronic procurement solution that integrates capabilities for purchasing, supplier collaboration, and project management activities.

We also expanded our relationship with the Healthcare Purchasing Consortium of the U.K., enabling the National Health Service to accelerate the deployment of an electronic procurement initiative.

In addition, we expanded our business relationship with Fabricom AS, a Norwegian provider of construction, installation and maintenance services to the oil and gas industry.  Fabricom integrated a number of ADB’s web-based applications that are streamlining procurement and supplier collaboration activities.

Finally, we entered into a strategic financing arrangement with Pinetree Capital, generating net proceeds of $570,000, after $5,000 of financing-related costs. Under the terms of the private placement, ADB issued Pinetree 2.5 million units, each priced at $0.23.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each full warrant entitles Pinetree to purchase one common share in the company at the exercise price of $0.40 each.  Warrants are exercisable for a period of up to four years.

Outlook and guidance

Building on our recent momentum, we anticipate that our revenues in Q2 will grow by at least 10 percent over Q1 results, representing a year-over-year growth of approximately 30 percent when compared to Q2 of 2004. We believe this growth will be possible based on a number of factors, including an increasing demand for our suite of technology offerings, ongoing customization of our software solutions within key customer environments, and new sales opportunities identified through our joint venture with GE and our key channel partners.

Yours truly,

Jeff Lymburner, CEO

ADB Systems International Ltd.

May 2005

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)

	March 31	December 31
	2005	2004

ASSETS

CURRENT
Cash	$1,407	$440
Marketable securities	13	13
Accounts receivable	1,413	1,535
Deposits and prepaid expenses	137	208
	2,970	2,196

CAPITAL ASSETS (Note 3)	140	142
DEFERRED CHARGES	140	155
	$3,250	$2,493

LIABILITIES

CURRENT
Accounts payable	$967	$870
Accrued liabilities	815	810
Deferred revenue	860	135
	2,642	1,815

SECURED SUBORDINATED NOTES (Note 4)	1,779	1,684
	4,421	3,499

NON-CONTROLLING INTEREST	3	3

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 5)	100,622	100,052
Contributed surplus	1,568	1,282
Warrants (Note 6)	119	405
Stock options (Note 7)	959	936
Other options	78	78
Conversion feature on secured subordinated notes (Note 4)	992	992
Cumulative translation account	90	112
Deficit	(105,602)	(104,866)
	(1,174)	(1,009)
	$3,250	$2,493

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Quarter ended
	March 31
	2005	2004

Revenue (Note 9)	$1,536	$1,184

General and administrative	1,026	1,042
Customer service and technology	929	795
Sales and marketing	137	283
	2,092	2,120
Loss before employee stock options, depreciation and amortization, interest expense and interest income	(556)	(936)
Employee stock options (Note 7)	23	28
Depreciation and amortization	33	356
Interest expense	166	67
Interest income	—	(1)
	222	450
Loss before the undernoted	(778)	(1,386)

Loss on disposal of capital assets	—	(1)
Other income (Note 8)	42	—
	42	(1)

NET LOSS FOR THE PERIOD	$(736)	$(1,387)

LOSS PER SHARE	$(0.01)	$(0.02)

CONSOLIDATED STATEMENTS OF DEFICIT

(in thousands of Canadian dollars) (Unaudited)

	Quarter ended
	March 31
	2005	2004
DEFICIT, BEGINNING OF PERIOD	$(104,866)	$(99,762)
NET LOSS FOR THE PERIOD	(736)	(1,387)
DEFICIT, END OF PERIOD	$(105,602)	$(101,149)

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars) (Unaudited)

	Quarter ended March 31
	2005	2004

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(736)	$(1,387)
Items not affecting cash:
Depreciation and amortization	33	356
Employee stock options	23	28
Non-cash interest expense	95	39
Loss on disposal of capital assets	—	1
	(585)	(963)
Changes in non-cash operating working capital	1,000	1,254
	415	291

INVESTING
Capital assets	(18)	(7)
	(18)	(7)

FINANCING
Issuance of common shares	570	2
	570	2

NET CASH INFLOW DURING THE PERIOD	967	286

CASH, BEGINNING OF PERIOD	440	432
CASH, END OF PERIOD	$1,407	$718

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes	$—	$—
Interest paid	$11	$2

See accompanying notes to interim consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)

For the Three-Month Periods Ended March 31, 2005 and 2004

1.              SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the “Company”) should be read in conjunction with the Company’s most recent annual audited financial statements.  The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2004.

2.              CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004.  Management’s 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

3.              CAPITAL ASSETS

	March 31, 2005			December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)

Computer hardware	$2,595	$2,546	$49	$2,601	$2,547	$54
Computer software	13	1	12	28	28	—
Furniture and fixtures	403	349	54	405	343	62
Leasehold improvements	27	2	25	27	1	26
	$3,038	$2,898	$140	$3,061	$2,919	$142

4.              SECURED SUBORDINATED NOTES

a) During the year ended December 31, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000.  The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on May 19, 2007.  The Series F secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity.  The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During the 2004-year, all of the Series F notes were converted into equity units.  (See table below.)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes.  The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively.  The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes.  Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges.  Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

b) During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes.  The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes.  Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges.  Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expires on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to shareholders’ equity.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See c) below).

c) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company.  The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40.  The share-purchase warrants expire on October 21, 2008.  The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes.  The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes.  Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes.  Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges.  Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to shareholders’ equity.

d) Accrued liabilities include $182,000 of unpaid interest payable relating to the secured subordinated notes.

e) The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

	March 31, 2005		December 31, 2004
Secured subordinated notes	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$2,605	$1,684	$1,115	$721
Issuance of notes
Series F	—	—	500	286
Series G	—	—	1,710	959
Series H	—	—	520	282
Non-cash interest	—	95	—	266
Conversion of notes
Series D	—	—	(115)	(96)
Series E	—	—	(625)	(428)
Series F	—	—	(500)	(306)
Closing balance	$2,605	$1,779	$2,605	$1,684

Conversion features on secured subordinated notes including of attached warrants	March 31, 2005		December 31, 2004
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	13,781	$992	5,723	$497
Issuance of notes
Series F	—	—	2,419	203
Series G	—	—	8,274	624
Series H	—	—	3,900	218
Conversion of notes
Series D	—	—	(1,437)	(99)
Series E	—	—	(2,679)	(248)
Series F	—	—	(2,419)	(203)
Closing balance	13,781	$992	13,781	$992

5.              SHARE CAPITAL

a)              Authorized

Unlimited number of common shares

Unlimited number of preference shares – issuable in series

b) Common Shares

	March 31, 2005		December 31, 2004
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)

Opening balance	69,870	$100,052	59,423	$97,674

Shares issued pursuant to:
Private placement (Note 5 (c))	2,500	570	5,000	930
Conversion of debentures	—	—	4,357	1,227
Exercise of warrants	—	—	920	195
Exercise of options	—	—	72	26
Re-issuance of treasury shares	—	—	98	—
Closing balance	72,370	$100,622	69,870	$100,052

c)              Private Placement

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40, for gross proceeds of $575,000.  The warrants expire on February 23, 2009.

6.              SHARE-PURCHASE WARRANTS

a)              A summary of the changes in the warrants issued and outstanding is as follows:

	March 31, 2005		December 31, 2004
	Warrants	Amount	Warrants	Amount
	(in thousands of shares and dollars)

Opening balance	11,512	$405	5,338	$324

Warrants issued pursuant to:
Private placement (Note 5 (c))	1,250	—	5,000	—
Conversion of debentures	—	—	2,178	153
Warrants exercised	—	—	(920)	(66)
Warrants cancelled (Note 6 (b))	(2,000)	(286)	(84)	(6)
Closing balance	10,762	$119	11,512	$405

b)             On December 13, 2002, the Company issued 2 million warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement.  These warrants expired on January 5, 2005.  The book value of these warrants, in the amount of $286,000, was allocated to contributed surplus.

7.              STOCK OPTIONS

a)              Issued stock options are comprised of the following components:

	March 31, 2005		December 31, 2004
	Number	Amount	Number	Amount
	(in thousands of options and dollars)

Employees and directors	2,353	$843	853	$820
Non-employees	—	116	—	116
Total	2,353	$959	853	$936

b)             On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vest each quarter over the next six quarters, commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives over a continuous twelve-month period.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the quarter ended March 31, 2005, the employee stock option expense was $23,000.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three Months Ended March 31
	2005	2004
Dividend yield	—	—
Risk free interest rate	3.06%	N/A
Expected volatility	55.11%	N/A
Expected term, in years	5.0	N/A

8.              OTHER INCOME

During the quarter ended March 31, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

9.              SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

	Three months Ending March 31
Net revenue by geographic region	2005	2004
	(in thousands)
North America	$207	$292
Ireland and U.K.	63	64
Norway	1,266	828
	$1,536	$1,184

	March 31, 2005		December 31, 2004
	(in thousands)
Assets by geographic region	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
North America	$52	$140	$39	$155
Ireland and U.K.	5	—	6	—
Norway	83	—	97	—
	$140	$140	$142	$155

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dated: May 9, 2005

OVERVIEW

ADB Systems provides asset lifecycle management solutions that help organizations source, maintain and sell assets for maximum value. Through our technology offerings and services, we enable organizations across a variety of sectors to generate improved efficiencies and reduced operating costs.

Our integrated solutions are designed to help our customers get full value from their capital assets by helping to:

•                  Streamline sourcing/procurement activities while reducing purchasing costs

•                  Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs

•                  Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location

•                  Generate higher yield for surplus assets that are disposed or sold on-line

We work with a growing number of customers and partners in a variety of industry verticals including oil and gas, government, healthcare, manufacturing and financial services.

Our current customers and partners include BP, GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), the National Health Service (UK), permanent TSB, Talisman Energy, Mesta AS and Vesta Insurance.

Through our wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager LLC (also referred to as “GE’s Asset Manager”), a joint business venture launched with GE CEF.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

DEVELOPMENTS OF THE FIRST QUARTER OF 2005

We experienced a number of operational and customer-related accomplishments in the first quarter, including:

•                  Entering into a customer agreement with Mesta AS, Norway’s road construction company, that provides a comprehensive electronic procurement solution integrating capabilities for purchasing, supplier collaboration, and project management activities.

•                  Expanding our relationship with the Healthcare Purchasing Consortium of the U.K., enabling the National Health Service to accelerate the deployment of an electronic procurement initiative.

•                  Expanding our business relationship with Fabricom AS, a Norwegian provider of construction, installation and maintenance services to the oil and gas industry.  Fabricom integrated a number of ADB’s web-based applications that are streamlining procurement and supplier collaboration activities.

•                  Entering into a strategic financing arrangement with Pinetree Capital, that generated net proceeds of $570,000, after $5,000 of financing-related costs. Under the terms of the private placement, ADB issued Pinetree 2.5 million units, each priced at $0.23.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each full warrant entitles Pinetree to purchase one common share in the company at the exercise price of $0.40 each.  Warrants are exercisable for a period of up to four years.

Information Regarding Forward-looking Statements

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•                  our ability to raise additional funding if needed;

•                  our ability to repay our debt to lenders;

•                  volatility of the stock markets and fluctuations in the market price of our stock;

•                  risks associated with international operations;

•                  our ability to develop appropriate strategic alliances and successfully develop and implement technology;

•                  our ability to gain acceptance of our products and services;

•                  our ability to respond to competitive factors and technological changes;

•                  our ability to introduce new technology offerings and services;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations.  Additional information relating to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2005 and March 31, 2004.

This section compares the unaudited consolidated financial results for the three-month periods ending March 31, 2005 and March 31, 2004 and analyzes significant changes in the consolidated statement of operations and consolidated statements of cash flows.

Overview:  Net loss for the first quarter of 2005 was $0.74 million, or $0.01 per share, compared to net loss of $1.39 million, or $0.02 per share, for the same quarter of 2004.  Total expenses decreased by $256,000 or 10% this quarter when compared to the same quarter last year.

Revenue: Revenue is comprised of software license sales and service fees for software implementation, consulting, application hosting, support and training.  Overall revenue increased by 30% or $352,000 to $1.54 million for the quarter ended March 31, 2005 from $1.18 million for the quarter ended March 31, 2004.  This increase is attributable to the acquisition of a significant new customer in Norway, where revenues were $438,000 higher in the first quarter of 2005 as compared to the first quarter of 2004.  This increase was partially offset by lower revenues in North America primarily due to a decline in hosting revenue in the first quarter of 2005.  Revenue in Ireland and U.K. remained at the same level for the first quarters of 2005 and 2004.

General and Administrative: General and administrative expenses declined by $16,000 to $1.03 million for the quarter ended March 31, 2005 from $1.04 million for the quarter ended March 31, 2004.  The decrease in expenses was primarily the result of savings in occupancy costs due to the relocation of the North American head office, foreign currency exchange gains and a lower capital tax expense. The lower expenses for the first quarter of 2005 were partially offset by increased payroll expenses in North America due to an increase in salary levels and an increase in head-count and an increase in Norway’s professional fees as the result of an adjustment to a government subsidy receivable.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended March 31, 2005 these costs amounted to $929,000 compared with $795,000 for the first quarter of 2004, an increase of $134,000.  This increase in costs is primarily due to increased salary related expenses resulting from staffing increases in all reportable geographic segments, coupled with increase in salary levels.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2005 sales and marketing costs amounted to $137,000, as compared to $283,000 in the same period of 2004, a decline of $146,000.  Expense savings were primarily the result of reductions in staffing in Norway, and 2004 severance costs incurred in North America that were not repeated in 2005.  Advertising and promotion related expenses were also lower in the first quarter of 2005 as compared to the first quarter of 2004.

Employee Stock Options:  The 2005 employee stock option expense represents the fair value of the stock options vesting from the January 25, 2005 grant of 1.5 million stock options.  These options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted. Approximately 227,000 of these options vest each quarter over the next six quarters, commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance based options were granted to certain officers and will vest upon the sustained achievement of specific Company performance objectives over a twelve-month period.  The 2004 employee stock option expense represents the fair value of 165,000 stock options vesting from the August 15, 2003 grant of 660,000 stock options. These options vested quarterly over a four-quarter period that commenced on September 30, 2003.

Depreciation and Amortization:  Depreciation and amortization expense was $33,000 for the quarter ended March 31, 2005 as compared to $356,000 for the quarter ended March 31, 2004.  The depreciation and amortization expense in 2004 included $320,000 in amortization of intangible assets that had been fully amortized by the commencement of the first quarter of 2005.  The 2005 expense includes amortization of deferred financing charges in the amount of $15,000, while the 2004 expense includes no such amortization.

Interest Expense:  Interest expense was $166,000 for the quarter ended March 31, 2005, compared to $67,000 for the same quarter of 2004.  The interest expense for 2005 included a cash interest expense of $71,000 and a non-cash interest expense of $95,000 related to the Series E, G and H secured subordinated notes.  The interest expense for 2004 included a cash interest expense of $28,000 and a non-cash interest expense of $39,000 related to the Series D and E secured subordinated notes

Other Income:  During the quarter ended March 31, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

Cash Flows from Operating Activities: Operating activities generated cash inflows of $415,000 for the first quarter of 2005 as compared to cash inflows of $291,000 generated from operating activities in the first quarter of 2004.  Increased revenue and higher annual maintenance and support billings in the first quarter of 2005 were the primary factors in the improved cash flow from operations during the 2005 first quarter.

Investing Activities:  Investing activities produced cash outflows of $18,000 for the three-month period ended March 31, 2005 as compared to outflows of $7,000 for the three-month period ending March 31, 2004.  Cash flows from investing activities were the result of acquisition of new capital assets for both quarters.

Financing Activities:  The issuance of common shares and common share-purchase warrants through a private placement in February of 2005, produced net cash inflows from financing activities of $570,000 during the quarter ended March 31, 2005.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the unaudited consolidated financial statements contained elsewhere in this interim report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended (In thousands of Canadian dollars, except per share amounts)	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003

Revenue	$1,536	$1,529	$886	$1,331	$1,184	$1,493	$1,701	$1,398
Expenses:
General and administrative	1,026	1,020	1,061	1,242	1,042	1,083	1,010	1,433
Customer service and technology	929	880	678	904	795	727	497	730
Sales and marketing	137	149	149	168	283	192	259	328
	2,092	2,049	1,888	2,314	2,120	2,002	1,766	2,491
Loss before employee stock options, depreciation and amortization, interest expense and interest income	(556)	(520)	(1,002)	(983)	(936)	(509)	(65)	(1,093)

Employee stock options	23	—	—	11	28	60	130	1
Depreciation and amortization	33	94	374	366	356	376	333	591
Interest expense	166	162	145	65	67	51	63	75
Interest income	—	(3)	—	(2)	(1)	(2)	(1)	(1)
	222	253	519	440	450	485	525	666
Loss before the undernoted	(778)	(773)	(1,521)	(1,423)	(1,386)	(994)	(590)	(1,759)

Gains (losses) on disposal of capital assets and strategic investments	—	—	—	—	(1)	—	—	23
Gain on settlement of demand loan	—	—	—	—	—	—	—	2,195
Other income	42	—	—	—	—	—	—	67
	42	—	—	—	(1)	—	—	2,285
Net (Loss) Income for the Period	$(736)	$(773)	$(1,521)	$(1,423)	$(1,387)	$(994)	$(590)	$526

Basic and Diluted (Loss) Income Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$0.01

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $88.3 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at March 31, 2005, has an accumulated deficit of $105.6 million.  The Company expects to incur losses further into 2005 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its annual business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004.  Management’s 2005 annual business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $2.97 million exceeded current liabilities (excluding deferred revenue) of $1.78 million in the first quarter of 2005 by $1.19 million.  Current assets of $2.20 million exceeded current liabilities (excluding deferred revenue) of $1.68 million by $516,000 at the end of the 2004-year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash and cash equivalents increased by $967,000 to $1.42 million as at March 31, 2005 from $453,000 as at December 31, 2004.  This increase in cash and cash equivalents was the result of the following activities:

Operating

Operating activities produced cash inflows of $415,000 in the first quarter of 2005.  A substantial portion of the Company’s annual software support and maintenance revenue is billed and received by Norway in the first quarter of the year, thereby increasing the first quarter cash flow from operations.  In the first quarter of 2005, the Company received approximately $812,000 of this annual software support and maintenance revenue; the recognition of approximately $609,000 of the related revenue is deferred to subsequent quarters of 2005.

Investing

In the first quarter of 2005, the Company spent $18,000 on the acquisition of capital assets.

Financing

The issuance of common shares and common share-purchase warrants through a private placement in February of 2005, produced net cash inflows from financing activities of $570,000 during the quarter ended March 31, 2005.

Contractual Obligations

As at March 31, 2005, the Company’s contractual obligations, including payments due by periods over the next five years, are as follows:

(In thousands of Canadian dollars)	Total	Remainder of 2005	2006	2007	2008	2009	2010 and thereafter

Operating leases	$1,837	$337	$392	$363	$312	$279	$154
License agreements	480	90	120	120	120	30	—
Secured subordinated notes - principal repayment (a)	2,605	—	375	2,230	—	—	—
Secured subordinated notes - interest payment (a)	800	41	26	733	—	—	—
	$5,722	$468	$913	$3,446	$432	$309	$154

(a) Assumes secured subordinated notes are held to maturity.

CRITICAL ACCOUNTING ESTIMATES

Management’s assessment of the Company’s ability to continue as a going concern is reliant upon estimates contained within the 2005 annual business plan.  This business plan includes a substantial increase in revenue over 2004 as well as the maintenance of operating expenses at or near the same level as 2004.  Management’s 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Actual revenue for the first quarter of 2005 has conformed to management’s business plan.  Management does not anticipate a material increase in 2005 expenses over those incurred in 2004, in order to attain the 2005 revenue goals.  Actual aggregate expenses for the first quarter of 2005 have been inline with those incurred in the first quarter of 2004.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2004.

Revenue Recognition

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “ Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue

The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•                   persuasive evidence of an arrangement exists,

•                   delivery has occurred,

•                   the fee is fixed or determinable, and

•                   collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training & Consulting Service Fees

The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees

The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees

Typically, development of software for our customers is provided based on a predetermined fixed rate basis.  Revenue is recognized as time is incurred throughout the development process.

Hosting Fees

The Company earns revenue from the hosting of customer websites.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Directors

Jeffrey Lymburner

CEO

T. Christopher Bulger (1), (2), (3)

CEO, Megawheels

Duncan Copeland (1), (2), (3)

President, Copeland and Company

Paul Godin (2), (3)

Jim Moskos

President,

ADB Technologies Group

Jan Edvin Pedersen

President, ADB Systems, European Operations

Rick Robertson (1)

Associate Professor of Business

Richard Ivey School of Business,

The University of Western Ontario

Officers

Jeffrey Lymburner

Chief Executive Officer

Mike Robb

Chief Financial Officer

Jim Moskos

President, ADB Technology Group

Jan Pedersen

President ADB Systems, European Operations

ADB Systems Offices

North America

Corporate Headquarters

ADB Systems International Ltd.

302 The East Mall, Suite 300

Toronto, Ontario M9B 6C7

1 888 287 7467

ADB Systems International Ltd.

3001 North Rocky Point Drive East, Suite 200, Tampa, Florida 33607

1 888 750 7467

Europe

ADB Systemer International ASA

Vingveien 2, N-4050

Sola, Norway

+ 47 51 64 71 00

ADB Systems International Ltd.

3000 Cathedral Hill

Guildford, Surrey GU2 7YB UK

+ 44 (0) 1483 243 577

ADB Systems International Ltd.

52 Broomhill Road, Suite 108

Broomhill Industrial Estate

Tallaght, Dublin 24, Ireland

+ 353 1 431 0513

Additional Shareholder Information

www.adbsys.com

investor-relations@adbsys.com

Registrar and Transfer Agent

Equity Transfer Services

120 Adelaide Street West

Suite 420, Toronto, ON M5W 4C3

Auditors

Deloitte & Touche LLP

Toronto, Ontario, Canada

Lawyers

Brown Raysman Millstein

Felder & Steiner LLP, New York

Gowling Lafleur Henderson LLP, Toronto

Stock Exchange Listings

Toronto Stock Exchange

Symbol: ADY

OTC Bulletin Board

Symbol: ADBYF

Shares Outstanding

Issued: 72,370,131

March 31, 2005

ADB Systems,
Dyn@mic Buyer,
ProcureMate,
WorkMate and
Dyn@mic Seller are
trademarks of ADB
Systems International
Ltd. and its affiliates.

© 2005 ADB Systems International Ltd.

(1)                                  Member of the Audit Committee

(2)                                  Member of the Management Resources and Compensation Committee

(3)                                  Member of the Corporate Governance Committee